 Exhibit 99.1

VERY GOOD FOOD FILES RESALE REGISTRATION STATEMENT ON FORM F-1 AND RESTATED FIRST QUARTER FINANCIAL STATEMENT FILINGS

VANCOUVER, BC, June 30, 2022 /CNW/ - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) ("VERY GOOD" or the "Company"), today filed a resale registration statement on Form F-1 (the "Resale Registration Statement") with the U.S. Securities and Exchange Commission (the "SEC") pursuant to which the selling securityholder named in the Resale Registration Statement may, from time to time, offer and sell the securities covered by the Resale Registration Statement. The Resale Registration Statement has not become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

In addition, the Company today also filed its restated condensed consolidated interim financial statements and restated management's discussion and analysis for the three-month period ended March 31, 2022.  Due to the level of employee turnover and vacancies within the Company's accounting department, coupled with a shortened prescribed time for the Company to report its quarterly results and for management to prepare the first quarter financial statements, the Company's external auditors were unable to complete a review of the condensed consolidated interim financial statements for the three-month period ended March 31, 2022 before the filing deadline of May 16, 2022. As a result, the Company filed its first quarter financial statements with a note indicating that such financial statements had not yet been reviewed by the Company's external auditor. In connection with the filing of the Resale Registration Statement, as at June 29, 2022, the Company's external auditor completed its review of the condensed consolidated interim financial statements for the three-month period ended March 31, 2022 resulting in the Company amending and restating the previously filed condensed consolidated interim financial statements and management's discussion and analysis for the period ended March 31, 2022.

The Company has restated the general and administrative expense for the three-month period ended March 31, 2022 in the amount of $1,211,000 to increase such expense from $3,633,691 to $4,844,691.  The adjustment related to the correction of an error in the determination of the share-based compensation recovery for the period which reduced the share-based compensation recovery from $2,003,852 to $792,852.  As a result of such restatement net loss and comprehensive loss for the three-month period ended March 31, 2022 increased from $8,362,309 and $8,315,787 to $9,573,309 and $9,526,787 respectively.  The loss per share for the period increased from $0.07 per common share to $0.08 per common share as a result of the restatement. Corresponding changes were made to increase amount of the equity reserve and deficit balances by $1,211,000 in the statements of financial position and changes in equity and to the net loss for the period and share-based compensation (recovery) in the statement of cash flows.

About The VERY GOOD Food Company Inc.

The VERY GOOD Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD's core brands: The VERY GOOD Butchers and The VERY GOOD Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE'RE HELPING THIS KIND OF DIET BECOME THE NORM.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC.

Dela Salem
Interim Co-Chief Executive Officer

Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as "forward-looking information"), for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as "plans", "proposed", "expects", "anticipates", "intends", "estimates", "may", "will", and similar expressions. Forward-looking information contained or referred to in this news release includes, but is not limited to, the registration statement becoming effective.   Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company's ability to continue as a going concern; the Company's ability to manage recent personnel changes; and the Company's ability to successfully execute on its updated business strategy outlined in its most recently filed interim Management's Discussion and Analysis for the three months ended March 31, 2022, which is available at www.sedar.com and www.sec.gov. The Company's ability to execute on its strategy may also depend on the Company's ability to accurately forecast customer demand for its products and manage its current and future inventory levels, continued demand for VERY GOOD's products, continued growth of the popularity of meat alternatives and the plant-based food industry, no material deterioration in general business and economic conditions, the successful placement of VERY GOOD's products in retail stores and distribution in the food service channel, the Company's ability to remain listed on the Nasdaq, VERY GOOD's ability to successfully enter new markets, VERY GOOD's ability to obtain necessary production equipment and human resources as needed, VERY GOOD's relationship with its suppliers, distributors and third-party logistics providers, and management's ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, competition, risks relating to the availability of raw materials, risks relating to regulation on social media, expansion of facilities, risks related to credit facilities, dependence on senior management and key personnel, availability of labor, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, risks related to third party logistics providers, unfavorable publicity or consumer perception, increased costs as a result of being a United States public company, product liability and product recalls, risks related to intellectual property, risks relating to co-manufacturing, risks related to expansion into the United States; risks related to our acquisition strategy, taxation risks, difficulties with forecasts, management of growth and litigation as well as the risks associated with the ongoing COVID-19 pandemic. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD's most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 20-F filed with the SEC on May 26, 2022 and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release.

None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE The Very Good Food Company Inc.

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%CIK: 0001878835

For further information: Apollo Relations, Email: invest@verygoodbutchers.com, Phone: +1 855-472-9841

CO: The Very Good Food Company Inc.

CNW 11:30e 30-JUN-22